                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

MGRIVERA@FULBRIGHT.COM                                TELEPHONE:  (212) 318-3000
DIRECT DIAL:  (212) 318-3296                          FACSIMILE:  (212) 318-3400

                                January 31, 2007

VIA FACSIMILE AND EDGAR

Scott Anderegg, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

         Re:  G-III Apparel Group, Ltd.
              Registration Statement on Form S-3
              Filed January 4, 2006
              File No. 333-139795
              Form 10-K/A for Fiscal Year Ended January 31, 2006
              Filed May 8, 2006
              File No. 0-18183
              --------------------------------------------------

Dear Mr. Anderegg:

         On behalf of G-III Apparel Group, Ltd. (the "Company"), we hereby submit this letter in response to the Staff's comment letter dated January 29,
2007. The following numbered paragraphs, which correspond to the numbered paragraphs of the comment letter, set forth the Company's responses to the
Staff's comments.

Form S-3

         1. General Instruction I.B.1 of Form S-3 requires that a registrant conducting a primary offering have an aggregate market value of voting and non-voting common equity held by non-affiliates of $75 million or more. For our records, please provide us with your calculations showing how you have satisfied this requirement as of a date within 60 days of the date of filing of your registration statement.

         Response: As of December 15, 2006: 14,138,700 shares of the Company's common stock, par value $0.01 per share ("Common Stock"), were issued and outstanding (excluding treasury shares), 7,593,871 shares of Common Stock were held by affiliates of the Company, and 6,544,829 shares of Common Stock were held by non-affiliates. On December 15, 2006, the last reported sale price of a share of Common Stock on the Nasdaq Global Market was $21.58. Thus, the
aggregate market value of the Company's common equity held by non-affiliates was approximately $141,237,410.

Houston o New York o Washington DC o Austin o Denver o Los Angeles o Minneapolis
San Antonio o St. Louis o Beijing o Dubai o Hong Kong o London o Munich o Riyadh

Scott Anderegg, Esq.
January 31, 2007

Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 31, 2006
-----------------------------------------------------------------------

Exhibits 31.1 and 31.2
----------------------

         2. Your certification should appear exactly as set forth in current
Item 601(b)(31) of Regulation S-K. Presently your paragraph 4.(c) reads in part
"during the registrant's fourth fiscal quarter that has materially affected." In future filings, please revise paragraph 4.(c) so it reads in part "during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected." In addition, please add the following disclosure to the end of paragraph 5 "(or person performing the equivalent functions);"

         Response:  The Company will comply with the Staff's comment in future periodic report filings.

         If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3296 or Neil Gold at (212) 318-3022.

                                Very truly yours,

                               /s/ Manuel G.R. Rivera

                               Manuel G.R. Rivera

cc:  H. Christopher Owings
     Wayne Miller
     Neal Nackman
     Michael Brady
     Neil Gold, Esq.